UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Flagstar Bancorp, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
337930 10 1
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	337930 10 1	13G	Page	2	of	7	Pages

1	NAMES OF REPORTING PERSONS: Mark T. Hammond I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,515,317 (includes options to purchase 984,595 shares exercisable within 60 days of December 31, 2008)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,533,847

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,515,317 (includes options to purchase 984,595 shares exercisable within 60 days of December 31, 2008)

WITH	8	SHARED DISPOSITIVE POWER

5,533,847

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,049,164

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.3%

12	TYPE OF REPORTING PERSON*

IN

CUSIP No.	337930 10 1	13G	Page	3	of	7	Pages

1	NAMES OF REPORTING PERSONS: Mark T. Hammond Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,533,847

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		5,533,847

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,533,847

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.6%

12	TYPE OF REPORTING PERSON*

	OO: a trust

CUSIP No.	337930 10 1	13G	Page	4	of	7	Pages
Item 1(a). Name of Issuer:
Flagstar Bancorp, Inc. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Officer:
5151 Corporate Drive
Troy, Michigan 48098
Item 2(a). Name of Person(s) Filing:
This statement is filed by:
(i)	Mark T. Hammond, with respect to the shares of the Company’s common stock directly owned by him and directly owned by Mark T. Hammond Trust (the “Trust”). Mark T. Hammond is the sole trustee of the Trust; and

(ii)	The Trust, with respect to the shares of the Company’s common stock directly owned by it.
Item 2(b). Address of Principal Business Office or, if None, Residence:
Same as Item 1(b).
Item 2(c). Citizenship:
Mark T. Hammond is a citizen of the United States of America.
The Trust was formed under the laws of the State of Michigan.
Item 2(d). Title of Class of Securities:
Common Stock, par value $.01 per share
Item 2(e). CUSIP Number:
337930 10 1
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

CUSIP No.	337930 10 1	13G	Page	5	of	7	Pages
Item 4. Ownership
(a)-(c)	Information concerning the amount and percentage of shares of the Company’s common stock beneficially owned by each reporting person is set forth below and is based upon the number of shares of the Company’s common stock outstanding as of December 31, 2008.

									Percentage of
									Outstanding
		Sole			Shared		Aggregate		Shares of
	Sole	Dispositive	Shared		Dispositive		Beneficial		Common
Reporting Person	Voting Power	Power	Voting Power		Power		Ownership		Stock
Mark T. Hammond	1,515,317 (1)	1,515,317 (1)	5,533,847	(2) (3)	5,533,847	(2) (3)	7,049,164	(1) (2) (3)	8.3%
Mark T. Hammond Trust	0	0	5,533,847		5,533,847		5,533,847		6.6%

(1)	Includes options to purchase 984,595 shares exercisable within 60 days of December 31, 2008.

(2)	Excludes 198,217 shares (which includes options to purchase 105,719 shares exercisable within 60 days of December 31, 2008) owned solely by Mark T. Hammond’s wife, Kirstin A. Hammond, and as to which Mark T. Hammond disclaims beneficial ownership pursuant to Rule 13d-4.

(3)	Includes 5,533,847 shares held by the Trust of which Mark T. Hammond is the sole trustee.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9 Notice of Dissolution of Group.
Not applicable.
Item 10 Certification.
Not applicable.

CUSIP No.	337930 10 1	13G	Page	6	of	7	Pages
SIGNATURE:
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 17, 2009

/s/ Mark T. Hammond
Mark T. Hammond, individually, and as
trustee of Mark T. Hammond Trust

CUSIP No.	337930 10 1	13G	Page	7	of	7	Pages
EXHIBIT 1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
     The undersigned acknowledges and agrees that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledges that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.
Dated as of February 17, 2009

/s/ Mark T. Hammond
Mark T. Hammond, individually, and as
trustee of Mark T. Hammond Trust